# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CRACKER BARREL OLD COUNTRY STORE, INC, CIK 0001067294
CUSIP: 22410J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 305 HARTMANN DRIVE, LEBANON, Tennessee (TN), 37087-4779
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001102578-24-000106
Filed by CIK 0001102578

## Reporting persons
- EARNEST PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 825,777; shared voting power 114,285; sole dispositive power 1,219,507; shared dispositive power 0; aggregate amount beneficially owned 1,219,507 (5.5% of the class)

## Item 1. Issuer
Name of issuer: CRACKER BARREL OLD COUNTRY STORE, INC
Address of issuer's principal executive offices: 305 HARTMANN DRIVE, LEBANON, TENNESSEE, 37087-4779.

## Item 2. Person Filing
Name of person filing: EARNEST Partners, LLC
Address of principal business office or, if none, residence: 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,219,507
Percent of class: 5.5
Sole power to vote or to direct the vote: 825,777
Shared power to vote or to direct the vote: 114,285
Sole power to dispose or to direct the disposition: 1,219,507
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: EARNEST Partners, LLC is filing as an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E). No client interest relates to more than five percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- EARNEST PARTNERS LLC: James M. Wilson, Chief Compliance Officer (08/12/2025)